Form 10-K, Exhibit 13
period 1996-06-30
MICRION CORP /MA/
filed 1996-09-30
CIK 919646

EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

For the year ended June 30, 1996, the Company reported record revenues and income from operations, reflecting the continued increase in the acceptance of Focused Ion Beam ("FIB") systems by semiconductor manufacturers and other manufacturers outside of the semiconductor industry. Total revenues increased 37% and income from operations increased 35% as compared to the year ended June 30, 1995.

The following table summarizes the Company's historical results of operations as a percentage of total sales for fiscal 1996, 1995 and 1994:


                                                    1996        1995       1994
- --------------------------------------------------------------------------------
Total revenue                                       100%        100%       100%
Gross profit                                         38          37         39
Selling, general and administrative                  18          18         20
Research and development                             11          10          9
- --------------------------------------------------------------------------------
Total operating expenses                             29          28         29
Income from operations                                9           9         10
Other (expense) income, net                          (6)          1         --
Income tax benefit (expense)                          2           1         (1)
- --------------------------------------------------------------------------------
Net income                                            5%         11%         9%
- --------------------------------------------------------------------------------

Fiscal 1996 Compared to Fiscal 1995

Revenues. Total revenues increased by 37% to $39.5 million for the year ended June 30, 1996 from $28.8 million for the same period ended June 30, 1995. The increase was primarily due to increased product revenues as a result of increased sales of FIB systems.

Product revenues consist of revenues from the sale of systems, spare and replacement parts and services provided with respect to systems. Product revenues increased 45% to $38.3 million for the year ended June 30, 1996 as compared to $26.4 million for the same period ended June 30, 1995. The increase was due to increased sales of FIB systems resulting from increased spending by semiconductor manufacturing companies and continued market acceptance of Micrion's FIB products, particularly the MicroMill HT head trimming systems used by disk drive manufacturers.

Contract revenues decreased 47% to $1.2 million for the year ended June 30, 1996 from $2.4 million for the same period ended June 30, 1995. The decrease was due to the completion of a commercial contract during fiscal 1996. The Company expects research and development contract revenue to decrease in the future and not be a significant part of total revenues. Also, the Company expects a higher proportion of contract revenues to be derived from government contracts in the future, which will yield a lower gross margin.

Gross Profit. Total gross profit increased 40% to $15.0 million for the year ended June 30, 1996 from $10.7 million for the same period ended June 30, 1995. This increase was primarily due to an increased number of shipments of FIB systems during fiscal 1996.

The Company's gross margin varies due to the product mix, distribution channels and geographical location of customers. Gross profit on product revenues increased 45% to $15.0 million for the year ended June 30, 1996 from $10.4 million for the same period ended June 30, 1995. The increase was primarily due to the higher number of FIB system sales. The gross margin on product revenues remained the same at 39.2% for the years ended June 30, 1996 and June 30, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Gross profit on contract revenues decreased 99% to $.005 million for the year ended June 30, 1996 as compared to $.37 million for the same period ended June 30, 1995. The decrease is due to a higher mix of government contract revenues during the period, which generally yield a lower profit margin, and completion of a commercial contract which had additional costs related to that contract which were not anticipated during the period. The Company had anticipated the decrease in total contract revenues, primarily due to reductions in U.S. Government funding availability for research and development type contracts. The Company's gross margin on contract revenues decreased to .4% for the year ended June 30, 1996 from 15.4% for the year ended June 30, 1995. The decrease was due to a higher mix of contract revenues from government entities during the period.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 40% to $7.2 million for the year ended June 30, 1996 from $5.1 million for the same period ended June 30, 1995. The increase is primarily attributable to the ramp-up of the Company's infrastructure in order to produce the FIB systems for a new application. Also, the increase is due to increases in sales and marketing expenses associated with the addition of personnel in applications support, sales and advertising, the expansion of product advertising and trade show presence, additional administrative personnel, increases in compensation levels and litigation costs. The Company also increased customer support personnel, especially in the Pacific Rim, to support the disk drive head trimming systems located in that geographic area.

Research and Development Expenses. The Company's research and development expense increased 45% to $4.2 million for the year ended June 30, 1996 from $2.9 million for the same period ended June 30, 1995. This increase was due to the Company's additional development activity for new products and enhancements and an increase in the number of engineering and research employees during the year. Research and development expense as a percentage of total revenues increased to 11% for the year ended June 30, 1996 from 10% for the same period ended June 30, 1995.

Other Income and Expense. Other income and expense for the year ended June 30, 1996 consists primarily of a one-time litigation settlement charge of $2.7 million relating to the negotiated settlement with KLA Instruments Corporation. Under the terms of the non-cash settlement, the Company issued 119,202 shares of Micrion common stock for dismissal of all claims filed in the litigation. Also, interest income decreased to $.22 million for the period ended June 30, 1996 from $.39 million for the same period ended June 30, 1995. The decrease is primarily due to a lower cash position during the period.

Income Tax Benefit. Income tax benefit in fiscal 1996 reflects the reduction in the valuation reserve for deferred tax assets. The reduction in the valuation reserve resulted in the recognition of net deferred tax assets of $1,346,400 during the fourth quarter of fiscal 1996. The Company continuously re-evaluates the recoverability of deferred tax assets.

Fiscal 1995 Compared to Fiscal 1994

Revenues. Total revenues increased by 44% to $28.8 million for the year ended June 30, 1995 from $20.0 million for the same period ended June 30, 1994. The increase was primarily due to increased product revenues as a result of increased sales of FIB systems.

Product revenues increased 69% to $26.4 million for the year ended June 30, 1995 as compared to $15.6 million for the same period ended June 30, 1994. The increase was due to increased sales of FIB systems resulting from increased spending by semiconductor manufacturing companies and continued market acceptance of Micrion's FIB products, particularly the 9100 series of products.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Contract revenues decreased 46% to $2.4 million for the year ended June 30, 1995 from $4.4 million for the same period ended June 30, 1994. The decrease was due to the completion of certain government and commercial contracts during fiscal 1995. In part, as a result of U.S. Government reductions in availability of research and development contracts, no additional contracts were awarded to the Company in the year ended June 30, 1995.

Gross Profit. Total gross profit increased 37% to $10.7 million for the year ended June 30, 1995 from $7.8 million for the same period ended June 30, 1994. This increase was primarily due to an increased number of shipments of FIB systems during fiscal 1995.

Gross profit on product revenues increased 47% to $10.4 million for the year ended June 30, 1995 from $7.1 million for the same period ended June 30, 1994. The increase was primarily due to the higher number of FIB system sales. However, the gross margin on product revenues decreased to 39.2% for the year ended June 30, 1995 from 45.1% for the year ended June 30, 1994. The percentage decrease was due to changes in the mix of product shipments and the predominance of foreign shipments, which generally yield lower gross margins than domestic sales. In addition, the Company penetrated the South Korean market with its first FIB shipments to that geographical region during the year ended June 30, 1995 and was able to attain a dominant market share in that country, which is deemed crucial for future sales growth. Margins for product sales into South Korea were less due to the distribution channels required to attain the significant market share. Also, an adjustment during the fourth quarter in the level of accruals needed in connection with a royalty arrangement had a slight positive effect on the gross margin related to product revenues.

Gross profit on contract revenues decreased 52% to $.37 million for the year ended June 30, 1995 as compared to $.76 million for the same period ended June 30, 1994. The decrease is due to a higher mix of government contract revenues during the period, which generally yield a lower profit margin, and completion of certain government and commercial contracts that were not replaced with new contracts. The Company had anticipated the decrease in total contract revenues, primarily due to reductions in U.S. Government funding availability for research and development type contracts. The Company's gross margin on contract revenues decreased to 15.4% for the year ended June 30, 1995 from 17.4% for the year ended June 30, 1994. The decrease was due to a higher mix of contract revenues from government entities during the period.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 29% to $5.1 million for the year ended June 30, 1995 from $4.0 million for the same period ended June 30, 1994. The increase is due to increases in sales and marketing expenses associated with the addition of personnel in applications support, sales and advertising, the expansion of product advertising and trade show presence, additional administrative and customer support personnel, increases in compensation levels, litigation costs and increased costs associated with being a public company. A renegotiation and extension of the Company's lease for its primary facility resulted in less rent expense during fiscal 1995. Total selling, general and administrative expenses as a percentage of total revenues decreased to 18% for the year ended June 30, 1995 from 20% for the same period ended June 30, 1994 due to the significantly increased revenues for that fiscal period.

Research and Development Expenses. The Company's research and development expense increased 57% to $2.9 million for the year ended June 30, 1995 from $1.9 million for the same period ended June 30, 1994. This increase was due to the Company's additional development activity for new products and enhancements and an increase in the number of engineering and research employees during the year. Research and development expense as a percentage of total revenues increased to 10% for the year ended June 30, 1995 from 9% for the same period ended June 30, 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Other Income and Expense. Other income, primarily interest income, increased to $.34 million for the period ended June 30, 1995 from $.06 million expense for the same period ended June 30, 1994. The increase is primarily due to investment interest earned on proceeds from the Company's IPO and follow-on offering of Common Stock and retirement of nearly all of the Company's outstanding debt.

Income Tax Benefit. Income tax benefit in fiscal 1995 reflects the reduction in the valuation reserve for deferred tax assets. The reduction in the valuation reserve resulted in recognizing net deferred tax assets of $469,801 during the fourth quarter of fiscal 1995.

Liquidity and Capital Resources

The Company had $2.1 million in cash and cash equivalents at June 30, 1996, a decrease of $4.8 million from June 30, 1995.

In fiscal 1996, net cash used by operating activities amounted to $4.5 million, primarily to fund increases in accounts receivable and inventories due to increased revenues and customer demand for the Company's FIB systems. The increase in accounts receivable and inventories was partially offset by increases in accounts payable and accrued expenses.

Investment activities in fiscal 1996 used $2.4 million, consisting primarily of capital expenditures related to customer support, research and development, manufacturing, administrative functions and facilities related improvements.

Net cash provided by financing activities in fiscal 1996 was $1.4 million and consisted primarily of proceeds from a lease line of credit used to fund capital purchases. At June 30, 1996, the Company had debt outstanding of $1.0 million related to capitalized lease obligations.

The Company's existing bank line of credit provides for borrowings of up to $10.0 million. The line of credit expires on December 1, 1997 and is unsecured. At June 30, 1996, $340,000 was outstanding under the line of credit.

The Company believes that existing cash balances, together with its available and expected lines of credit, will be sufficient to finance the Company's operations and meet its foreseeable cash requirements at least through fiscal 1997.

Other

At June 30, 1996, the Company had available for financial statement and federal income tax purposes a net operating loss carryforward of approximately $650,000 and tax credit carryforwards of approximately $500,000. The operating loss and tax credit carryforwards expire in varying amounts in the years 2002 through 2007. Due to a change in ownership, substantially all of the net operating loss utilization is subject to limitation under Internal Revenue Code Section 382. See Note 11 of the Notes to Consolidated Financial Statements.

A significant portion of the Company's revenues are subject to the risks associated with international sales. Although the Company's prices are generally denominated in United States currency, customers in foreign countries usually evaluate purchases of the Company's products on the purchase price expressed in the customers' currency. Therefore, changes in foreign currency exchange rates may adversely affect the sale of the Company's products.

                                                               Exhibit 13.2

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Micrion Corporation:

     We have audited the accompanying consolidated balance sheets of Micrion Corporation and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Micrion Corporation and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Boston, Massachusetts
August 1, 1996

CONSOLIDATED BALANCE SHEETS

                                                                                June 30,
                                                                       ----------------------------
                                                                          1996             1995
- ---------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                            $ 2,081,200      $ 6,851,100
  Accounts receivable (notes 3, 9 and 10)                               11,105,500        9,771,400
  Inventories (note 4)                                                  22,481,400       11,262,700
  Prepaid expenses and other current assets                                627,100          271,100
  Net deferred tax assets (note 11)                                      1,816,200          469,800
- ---------------------------------------------------------------------------------------------------
    Total current assets                                                38,111,400       28,626,100
- ---------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, net (notes 5 and 7)                              3,234,600        1,561,700
OTHER ASSETS, net                                                          224,800          298,000
- ---------------------------------------------------------------------------------------------------
    Total assets                                                       $41,570,800      $30,485,800
- ---------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                                       6,472,700        3,262,100
  Accrued expenses                                                       2,834,900        1,624,700
  Accrued warranty expenses                                              1,253,000          541,000
  Current installments of obligations under
    capital leases (note 7)                                                245,100           39,800
  Note payable to bank (note 6)                                            340,000               --
  Customer deposits and deferred income                                    389,200          355,700
- ---------------------------------------------------------------------------------------------------
    Total current liabilities                                           11,534,900        5,823,300
- ---------------------------------------------------------------------------------------------------

OBLIGATIONS UNDER CAPITAL LEASES, net of
  current installments (note 7)                                            779,100           25,500

COMMITMENTS AND CONTINGENCIES (note 7)

STOCKHOLDERS' EQUITY (note 8):
  Preferred stock, no par value; authorized 5,000,000 shares                    --               --
  Common stock, no par value; authorized 12,300,000 shares              31,426,800       28,814,400
  Accumulated deficit                                                   (2,172,600)      (4,176,700)
  Other equity (deficit)                                                     2,600             (700)
- ---------------------------------------------------------------------------------------------------
    Total stockholders' equity                                          29,256,800       24,637,000
- ---------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                         $41,570,800      $30,485,800
- ---------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   For the years ended June 30,
                                                            -------------------------------------------
                                                                1996           1995            1994
- -------------------------------------------------------------------------------------------------------
REVENUES:
  Product revenues (notes 9 and 10)                         $38,290,000     $26,396,600     $15,643,100
  Contract revenues (note 10)                                 1,246,200       2,371,600       4,368,300
- -------------------------------------------------------------------------------------------------------
    Total revenues                                           39,536,200      28,768,200      20,011,400
- -------------------------------------------------------------------------------------------------------

COST OF REVENUES:
  Cost of product revenues                                   23,270,100      16,036,300       8,586,500
  Cost of contract revenues                                   1,241,700       2,006,200       3,610,300
- -------------------------------------------------------------------------------------------------------
    Total cost of revenues                                   24,511,800      18,042,500      12,196,800
- -------------------------------------------------------------------------------------------------------

  Gross profit                                               15,024,400      10,725,700       7,814,600

OPERATING EXPENSES:
  Selling, general and
     administrative expenses                                  7,179,000       5,134,100       3,983,500
  Research and development expenses                           4,234,500       2,925,300       1,864,800
- -------------------------------------------------------------------------------------------------------
     Total operating expenses                                11,413,500       8,059,400       5,848,300
- -------------------------------------------------------------------------------------------------------

  Income from operations                                      3,610,900       2,666,300       1,966,300

OTHER (EXPENSE) INCOME:
  Litigation settlement (note 13)                            (2,684,500)             --              --
  Interest income                                               223,300         388,000          17,400
  Interest expense                                              (93,300)        (21,800)        (74,700)
  Other                                                          70,400         (30,300)         (5,200)
- -------------------------------------------------------------------------------------------------------
    Total other (expense) income                             (2,484,100)        335,900         (62,500)
- -------------------------------------------------------------------------------------------------------

    Income before benefit
      (provision) for income taxes                            1,126,800       3,002,200       1,903,800

BENEFIT (PROVISION) FOR INCOME TAXES (note 11)                  877,300         214,300        (187,000)
- -------------------------------------------------------------------------------------------------------

  Net income                                                $ 2,004,100     $ 3,216,500     $ 1,716,800
- -------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE                                          $       .49     $       .91     $       .85
- -------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING                               4,077,200       3,535,000       2,025,000
- -------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                  Convertible preferred stock            Common stock
                                  ---------------------------     ------------------------
                                      Shares         Amount          Shares         Amount
- ------------------------------------------------------------------------------------------
BALANCE, June 30, 1993                    --    $        --       1,335,010    $     6,700

Conversion of common stock to
  preferred stock at stated
  liquidation preference           1,335,010      4,005,000      (1,335,010)        (6,700)
Issuance of common stock                  --             --         434,142        214,900
Repurchase of common stock                --             --          (4,444)          (700)
Conversion of preferred stock
  to common stock pursuant to
  initial public offering         (1,335,010)    (4,005,000)      1,335,010     12,866,700
Issuance of common stock
  pursuant to initial public
  offering, net of costs                  --             --       1,000,000      4,679,400
Effect of foreign currency
  translation                             --             --              --             --
Amortization of unearned
  compensation                            --             --              --             --
Net income                                --             --              --             --
- ------------------------------------------------------------------------------------------
BALANCE, June 30, 1994                    --             --       2,764,708     17,760,300

Issuance of common stock
  pursuant to follow-on
  offering, net of costs                  --             --       1,000,000     11,054,900
Repurchase of common stock                --             --          (3,382)          (800)
Conversion of warrants to
  common stock                            --             --         140,000             --
Effect of foreign currency
  translation                             --             --              --             --
Decrease in loans to
  shareholders                            --             --              --             --
Amortization of unearned
  compensation                            --             --              --             --
Net income                                --             --              --             --
- ------------------------------------------------------------------------------------------
BALANCE, June 30, 1995                    --             --       3,901,326     28,814,400

Issuance of common stock
  pursuant to employee stock
  purchase plan                           --             --           6,536         58,800
Issuance of common stock
  pursuant to employee stock
  option plan                             --             --           1,750         19,100
Issuance of common stock
  pursuant to settlement of
  litigation (note 13)                    --             --         119,202      2,534,500
Effect of foreign currency
  translation                             --             --              --             --
Decrease in loans to
  shareholders                            --             --              --             --
Amortization of unearned
  compensation                            --             --              --             --
Net income                                --             --              --             --
- ------------------------------------------------------------------------------------------
BALANCE, June 30, 1996                    --    $        --       4,028,814    $31,426,800
- ------------------------------------------------------------------------------------------




                                                     Additional                      Other          Total
                                                        paid-in    Accumulated      equity   stockholders'
                                                        capital        deficit    (deficit)        equity
- ---------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1993                              $12,860,000    $(9,110,000)   $(37,500)   $ 3,719,200

Conversion of common stock to
  preferred stock at stated
  liquidation preference                             (3,998,300)            --          --             --
Issuance of common stock                                     --             --     (87,700)       127,200
Repurchase of common stock                                   --             --          --           (700)
Conversion of preferred stock
  to common stock pursuant to
  initial public offering                            (8,861,700)            --          --             --
Issuance of common stock
  pursuant to initial public
  offering, net of costs                                     --             --          --      4,679,400
Effect of foreign currency
  translation                                                --             --         800            800
Amortization of unearned
  compensation                                               --             --      26,200         26,200
Net income                                                   --      1,716,800          --      1,716,800
- ---------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1994                                       --     (7,393,200)    (98,200)    10,268,900

Issuance of common stock
  pursuant to follow-on
  offering, net of costs                                     --             --          --     11,054,900
Repurchase of common stock                                   --             --          --           (800)
Conversion of warrants to
  common stock                                               --             --          --             --
Effect of foreign currency
  translation                                                --             --      36,700         36,700
Decrease in loans to
  shareholders                                               --             --      19,000         19,000
Amortization of unearned
  compensation                                               --             --      41,800         41,800
Net income                                                   --      3,216,500          --      3,216,500
- ---------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1995                                       --     (4,176,700)       (700)    24,637,000

Issuance of common stock
  pursuant to employee stock
  purchase plan                                              --             --          --         58,800
Issuance of common stock
  pursuant to employee stock
  option plan                                                --             --          --         19,100
Issuance of common stock
  pursuant to settlement of
  litigation (note 13)                                       --             --          --      2,534,500
Effect of foreign currency
  translation                                                --             --     (45,500)       (45,500)
Decrease in loans to
  shareholders                                               --             --      33,000         33,000
Amortization of unearned
  compensation                                               --           --        15,800         15,800
Net income                                                   --      2,004,100          --      2,004,100
- ---------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1996                              $        --    $(2,172,600)   $  2,600    $29,256,800
- ---------------------------------------------------------------------------------------------------------





See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            For the years ended June 30,
                                                                 --------------------------------------------------
                                                                      1996               1995              1994
- -------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $  2,004,100        $ 3,216,500        $ 1,716,800
  Adjustments to reconcile net income to net cash
    used by operating activities:
      Depreciation and amortization                                   795,800            555,800            387,900
      Unearned compensation                                            15,800             41,800            153,400
      Increase in deferred tax benefit                             (1,346,400)          (469,800)                --
      Litigation settlement                                         2,534,500                 --                 --
      Changes in assets and liabilities:
        Accounts receivable                                        (1,380,500)        (6,256,400)        (1,433,700)
        Inventories                                               (11,908,000)        (5,584,300)        (1,390,100)
        Prepaid expenses and other current assets                    (361,600)          (133,400)           (46,600)
        Accounts payable                                            3,198,000          1,691,100           (115,500)
        Accrued expenses                                            1,233,100             46,900            627,900
        Accrued warranty expenses                                     717,600             84,100             59,900
        Customer deposits and deferred income                          33,500            177,500           (785,900)
- -------------------------------------------------------------------------------------------------------------------
  Net cash used by operating activities                            (4,464,100)        (6,630,200)          (825,900)
- -------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                               (1,705,000)          (769,200)        (1,108,500)
  Increase in other assets                                             (1,100)           (35,600)          (216,000)
- -------------------------------------------------------------------------------------------------------------------
  Net cash used by investing activities                            (1,706,100)          (804,800)        (1,324,500)
- -------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from capital lease obligations                           1,106,600                 --                 --
  Repayments of capital lease obligations                            (147,700)           (39,300)           (33,300)
  Net borrowings from line of credit                                  340,000                 --                 --
  Repayments of notes payable                                            --                   --         (1,844,600)
  Proceeds from sale of common stock, net                              77,900         11,054,900          4,679,400
  Repurchase of common stock, net                                        --                 (800)              (700)
- -------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                         1,376,800         11,014,800          2,800,800
- -------------------------------------------------------------------------------------------------------------------
Exchange rate changes on cash                                          23,500             33,200             (3,000)
- -------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                   (4,769,900)         3,613,000            647,400
CASH AND CASH EQUIVALENTS, beginning of year                        6,851,100          3,238,100          2,590,700
- -------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                           $  2,081,200        $ 6,851,100        $ 3,238,100
- -------------------------------------------------------------------------------------------------------------------

SUMMARY OF NONCASH FINANCIAL TRANSACTIONS:
  Fixed assets acquired under capital lease                      $    689,300        $        --        $    65,900
- -------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
  Interest                                                       $     56,400        $    19,400        $    86,500
- -------------------------------------------------------------------------------------------------------------------
  Income taxes                                                   $    154,100        $   239,700        $    54,200
- -------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          June 30, 1996, 1995 and 1994


(1) NATURE OF BUSINESS

Micrion Corporation and its subsidiaries (the "Company") are engaged in the development, production and marketing of capital equipment used in the manufacturing and processing of semiconductor and other high technology devices.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Micrion Corporation and its wholly owned subsidiaries, Micrion Japan Corporation KK, Micrion GmbH and Micrion Foreign Sales Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined using the first-in, first-out (FIFO) method.

(c) Revenue Recognition

Product revenues are recorded at the time of factory acceptance by the customer, with the exception of certain systems with significant engineering costs, which are accounted for under the percentage of completion accounting method. Sales of spare parts are recorded at the time of shipment and maintenance service revenues are billed in advance as deferred revenue and are recognized as the service is performed.

Contract revenues are accounted for under the percentage of completion accounting method. Losses are recognized in full when they become known.

(d) Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization of property and equipment, leasehold improvements and assets under capital leases are provided by straight-line or accelerated methods over the estimated useful lives of the respective assets as follows:

        Furniture and fixtures                              7-10 years
        Computer, engineering and production equipment      3-7 years
        Sales demonstration systems                         5 years
        Leasehold improvements                              5-10 years
        Property under capital leases                       3-5 years

License fees, which are included in other assets, are amortized using the straight-line method over their estimated useful life, generally five years.

In accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) New Accounting Pronouncement

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation," which established financial accounting and reporting standards for stock-based employee compensation plans. Companies that do not adopt this new method will be required to make pro forma footnote disclosures of net income as if the fair value-based method of accounting required by SFAS No. 123 had been applied. The Company is required to adopt SFAS No. 123 beginning in fiscal 1997. Adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations because the Company intends to make pro forma footnote disclosures instead of adopting the new accounting method.

(f) Research and Development

Expenditures for research and development are charged against operations as incurred. For the years ended June 30, 1996, 1995 and 1994, aggregate research and development costs were $5,132,100, $4,531,700 and $4,659,300, respectively, including $897,600, $1,606,400 and $2,794,500, respectively, of costs recovered under research and development contracts.

(g) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Foreign Currency Translation

Assets and liabilities of the Company's foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at average rates in effect during the period. The resulting translation adjustment is reflected as a separate component of equity on the consolidated balance sheets. Transaction gains and losses are reflected in the consolidated statements of operations and are immaterial.

(i) Net Income per Share

Net income per share is computed based on the weighted average number of equivalent shares of the Company's common stock outstanding during each period, giving effect to stock options and warrants considered to be dilutive. Fully diluted net income per share is not significantly different from primary net income per share amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(j) Cash Equivalents

Cash equivalents consist of short-term investments with original maturities of three months or less.

(k) Fair Value of Financial Instruments

The carrying value for cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations and short-term debt approximates fair value because of the short maturity of these instruments.

(l) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash and cash equivalents and accounts receivable. The Company invests its excess cash primarily in high quality securities of short duration and limits the amount of credit exposure to any one financial institution. The Company also provides credit, in the normal course of business, primarily to large multinational corporations. Credit risk on trade receivables is minimized as the result of the strong financial position of the Company's customer base.

(m) Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) ACCOUNTS RECEIVABLE

Accounts receivable consist of:

                                                                           June 30,
                                                                 ----------------------------
                                                                     1996             1995
- ---------------------------------------------------------------------------------------------
Trade accounts                                                   $ 9,787,600      $ 8,018,200
Billed:
  Product revenues with significant engineering costs                180,500          586,600
  Research and development contracts in progress                      86,100          200,000
Unbilled:
  Product revenues with significant engineering costs                936,400          592,900
  Research and development contracts in progress                     114,900          373,700
- ---------------------------------------------------------------------------------------------
  Total receivables                                              $11,105,500      $ 9,771,400
- ---------------------------------------------------------------------------------------------

(4) INVENTORIES

Inventories consist of:

                                                                           June 30,
                                                                 ----------------------------
                                                                     1996            1995
- ---------------------------------------------------------------------------------------------
Raw materials and manufactured parts, net                        $10,081,800      $ 5,992,800
Work in process                                                   11,157,900        4,816,900
Finished goods                                                     1,241,700          453,000
- ---------------------------------------------------------------------------------------------
  Total inventories                                              $22,481,400      $11,262,700
- ---------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) PROPERTY AND EQUIPMENT

Property and equipment consist of:

                                                                  June 30,
                                                      ------------------------------
                                                          1996               1995
- ------------------------------------------------------------------------------------
Furniture and fixtures                                $   623,300        $   471,300
Computer, engineering and production equipment          3,822,500          2,736,700
Sales demonstration systems                               345,200            345,200
Leasehold improvements                                    242,800            193,200
Property under capital lease                            1,884,300            777,700
- ------------------------------------------------------------------------------------
                                                        6,918,100          4,524,100
Accumulated depreciation and amortization              (3,683,500)        (2,962,400)
- ------------------------------------------------------------------------------------

  Net property and equipment                          $ 3,234,600        $ 1,561,700
- ------------------------------------------------------------------------------------

At June 30, 1996 and 1995, accumulated amortization for property under capital lease was $878,500 and $742,600, respectively.

(6) INDEBTEDNESS

On July 2, 1993, the Company entered into a working capital line of credit agreement with the Bank of Boston for borrowings up to $2,300,000, of which the first $1,800,000 of borrowings were guaranteed by certain stockholders of the Company. Amounts borrowed under this guaranteed portion bore interest at the bank's prime rate plus 1% and any additional borrowings bore interest at the bank's prime rate plus 1.5%. In consideration of the guarantee, the Company issued to the guarantors, warrants to purchase 160,000 shares of common stock at an exercise price of $1.50 per share (note 8). The agreement restricted the Company from paying dividends in cash or shares to stockholders.

The agreement with the bank expired on September 30, 1994.

On October 21, 1994, the Company entered into a line of credit agreement with Fleet Bank, N.A. which provided for borrowings up to $3.0 million. Amounts borrowed bore interest at the bank's prime rate (9.0% at June 30, 1995). On November 17, 1995, the Company modified the line of credit to provide borrowings up to $5.0 million. Amounts borrowed bore interest at the bank's prime rate. On May 16, 1996, the Company entered into a second modification of the line of credit agreement to provide borrowings up to $10.0 million. Amounts borrowed bear interest at the bank's prime rate (8.25% at June 30, 1996). The line of credit expires on December 1, 1997. At June 30, 1996, $340,000 was outstanding against the line of credit.

(7) LEASES

The Company occupies facilities under an operating lease. During fiscal 1995, the lease was renegotiated and extended to an expiration date of February 2005. Rent expense was approximately $592,900, $347,000 and $607,000 for the years ended June 30, 1996, 1995 and 1994, respectively. Capital lease obligations consist of amounts due under equipment leases expiring in December 2001. Property under capital lease consists primarily of computers, engineering equipment and related software.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) LEASES (continued)

At June 30, 1996, future minimum lease payments under these noncancelable agreements are as follows:

                                                                         Capital       Operating
Year ending June 30:                                                       Lease           Lease
- ------------------------------------------------------------------------------------------------
    1997                                                              $  314,500      $  553,500
    1998                                                                 284,900         517,800
    1999                                                                 246,100         509,500
    2000                                                                 218,400         515,500
    2001-2005                                                             91,000       2,360,500
- ------------------------------------------------------------------------------------------------
    Minimum future lease payments                                     $1,154,900      $4,456,800
                                                                                      ----------
Less amounts representing interest                                      (130,700)
                                                                      ----------
    Present value of future minimum lease payments                     1,024,200
Less current installments                                               (245,100)
                                                                      ----------
    Obligations under capital lease, net of current  installments     $  779,100
                                                                      ----------

In addition, the Company is responsible for additional operating expenses incurred by the lessor under the operating lease. Such expenses are approximately $175,000, annually.

(8) STOCKHOLDERS' EQUITY

(a) Preferred Stock

On August 31, 1993, the Company was authorized to issue up to 5,000,000 shares of preferred stock at no par value ("1993 Preferred Stock") and 1,335,010 outstanding shares of common stock were converted into the same number of shares of 1993 Preferred Stock with a liquidation preference of $3.00 per share.

Effective May 11, 1994, the holders of a sufficient number of shares of the Company's preferred stock elected, in accordance with the Company's Articles of Organization, to convert all outstanding shares of preferred stock into the same number of shares of common stock. In addition, on March 31, 1994, the stockholders approved the creation of a new undesignated class of preferred stock consisting of 5,000,000 shares, no par value. No shares of this class of preferred stock have been issued as of June 30, 1996.

(b) Common Stock

On August 31, 1993, the Company's stockholders approved a reduction in the authorized number of shares to 12,300,000 common shares at no par value. In August 1993, the Board of Directors voted to adopt the 1993 Common Stock Incentive Plan which provides for the award of up to 500,000 shares of common stock to key employees and consultants. As of June 30, 1996, 429,698 shares of stock have been awarded. The shares vest over a period of two to five years depending on the employee's years of service with the Company. For the years ended June 30, 1996 and 1995, the Company recorded $15,800 and $41,800, respectively, as compensation expense in connection with this award.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 18, 1994, the Company completed its initial public offering ("IPO") by issuing 1,000,000 shares of common stock at $5.50 per share, and proceeds, net of underwriters' commissions and other expenses, amounted to $4,679,400. In conjunction with the IPO, the Company issued warrants to the underwriters for the purchase of an aggregate of 100,000 shares of common stock at a price of $6.60 per share.

The warrants are exercisable beginning May 10, 1995 through May 10, 1999.

On December 7, 1994, the Company completed a follow-on public offering of 1,000,000 shares of common stock at $12.00 per share, and proceeds, net of underwriters' commissions and other expenses, amounted to $11,054,900.

Concurrent with completion of this offering, 160,000 warrants issued in July 1993 were exercised on a net issue basis.

(c) Stock Options

On May 8, 1990, the Company adopted the 1990 Nonqualified Stock Option Plan. Four hundred eighty-five shares of common stock are reserved for issuance under this plan. At June 30, 1996, 390 options to purchase common stock at $30 per share were outstanding, of which all options are exercisable. No activity under this plan has occurred for the period from June 30, 1993 through June 30, 1996.

On March 31, 1994, the Company's stockholders approved the 1994 Omnibus Stock Plan which initially provided for the issuance of up to 200,000 shares of common stock pursuant to the grant of incentive stock options to employees and the grant of nonqualified options or restricted stock to employees, consultants, directors and officers of the Company. The stockholders also approved the 1994 Employee Stock Purchase Plan which provides for the sale of up to 100,000 shares of common stock to eligible employees at a price at the lesser of 85% of fair market value at either the date of grant or the date of exercise. On November 3, 1995, the Company's shareholders approved an amendment to the Company's 1994 Omnibus Stock Plan increasing the aggregate number of shares issuable under such plan from 200,000 to 500,000 shares. As of June 30, 1996, 402,125 incentive stock options have been issued at exercise prices ranging from $10.25 to $13.625 per share, of which 111,773 were exercisable and 1,750 have been exercised. As of June 30, 1996, 6,536 shares have been issued under the 1994 Employee Stock Purchase Plan.

On November 17, 1994, the Company's stockholders approved the 1994 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides for the issuance of a maximum amount of 50,000 shares of common stock pursuant to the grant of stock options to eligible directors of the Company at an exercise price equal to the fair market value of the common stock on the date of grant. As of June 30, 1996, 30,000 shares have been granted under this plan at exercise prices ranging from $13.375 to $15.00 per share, of which 10,625 shares were exercisable and none of which have been exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d) Warrants

The following is a summary of all outstanding warrants to purchase common stock at June 30, 1996:

                           Allowable shares       Price         Expiration
                            under warrants      per share          Date
- ----------------------------------------------------------------------------
                                     83         $9,000.00      June 30, 1998
                                100,000         $    6.60       May 10, 1999

(9) MARKETING AGREEMENT

In March 1988, the Company entered into a marketing agreement with a Japanese distributor, Tokyo Electron Limited ("TEL"). The agreement grants TEL the right to market, distribute, sell and service in Japan the Company's focused ion beam wafer modification equipment and flat panel display laser repair equipment. The agreement will remain in force unless terminated by mutual written agreement or 60 days written notice by either party. For the years ended June 30, 1996, 1995 and 1994, sales of $8,004,600, $8,044,700 and $7,010,600, respectively, were made to TEL. At June 30, 1996 and 1995, receivables of $818,100 and $3,163,800, respectively, were due.

(10) GEOGRAPHIC AND CUSTOMER INFORMATION

The following summarizes the geographic distribution of the Company's revenues:

                                           For the years ended June 30,
                                   ---------------------------------------------
                                          1996             1995             1994
- --------------------------------------------------------------------------------
Total revenue:
  North America                    $12,402,200      $10,731,900      $11,336,000
  Far East exports                  23,260,800       16,215,700        7,010,600
  Other foreign exports              3,873,200        1,820,600        1,664,800
- --------------------------------------------------------------------------------
    Total revenues                 $39,536,200      $28,768,200      $20,011,400
- --------------------------------------------------------------------------------

For the years ended June 30, 1996, 1995 and 1994, the U.S. Government accounted for 3%, 6% and 13%, respectively, of total revenues. For the years ended June 30, 1996, 1995 and 1994, two, three and one customer(s), respectively, other than the U.S. Government, accounted for 55%, 55% and 35%, respectively, of total revenues. At June 30, 1996, the two customers accounted for 51% of total accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(11) INCOME TAXES

The components of the net deferred tax assets recognized in the consolidated balance sheets are as follows:

                                                             June 30,
                                                -------------------------------
                                                       1996                1995
- -------------------------------------------------------------------------------
Deferred tax assets                              $1,834,500         $ 2,447,700
Deferred tax liabilities                            (18,300)           (121,500)
Valuation allowance                                      --          (1,856,400)
- -------------------------------------------------------------------------------
  Net deferred tax assets                        $1,816,200         $   469,800
- -------------------------------------------------------------------------------

The approximate tax effect of each type of temporary difference and tax credit carryforwards before allocation of the valuation allowance is as follows:

                                                                June 30,
                                                     ---------------------------
Deferred tax assets:                                       1996             1995
- --------------------------------------------------------------------------------
Net operating loss carryforwards                     $  218,700       $1,219,000
Reserves                                              1,063,500          697,600
Tax credit carryforwards                                552,300          531,100
- --------------------------------------------------------------------------------
  Deferred tax assets                                $1,834,500       $2,447,700
- --------------------------------------------------------------------------------

The amount recorded as net deferred tax assets as of June 30, 1996 represents the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company believes that the net deferred tax assets of $1,816,200 at June 30, 1996 will more likely than not be realized in the carryforward period using anticipated results from operations. As of June 30, 1996, based on the Company's level of net income and projected earnings, the Company reduced the valuation allowance by $1,856,400. During the fourth quarter of fiscal 1996, the Company recorded a tax benefit of $1,687,300 due to the reduction of the valuation allowance. The Company's taxable income before net operating loss carryforwards was $1,426,600 and $2,978,300 for the years ended June 30, 1995 and 1994, respectively. The Company continuously re-evaluates the recoverability of deferred tax assets.

The components of the benefit (provision) for income taxes are as follows:

                                               For the years ended June 30,
                                           ------------------------------------
                                                 1996         1995         1994
- -------------------------------------------------------------------------------
Federal:
  Current                                  $ (360,700)   $ (68,100)   $ (58,600)
  Deferred                                  1,067,800      469,800           --
State:
  Current                                     (74,900)    (180,000)    (123,000)
  Deferred                                    278,600           --           --
Foreign:
  Current                                     (33,500)      (7,400)      (5,400)
  Deferred                                         --           --           --
- -------------------------------------------------------------------------------
    Benefit (provision) for income taxes   $  877,300    $ 214,300    $(187,000)
- -------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The actual income tax benefit (provision) differs from the "expected" tax computed by applying the U.S. Federal corporate tax rate of 34% to income before provision for income taxes as follows:

                                                    For the years ended June 30,
                                               --------------------------------------
                                                     1996           1995         1994
- -------------------------------------------------------------------------------------
Computed "expected" tax provision              $ (383,100)   $(1,020,800)   $(647,300)
(Increase) reduction in income taxes
   resulting from:
      State taxes, net of federal
         income tax benefit                       (46,200)      (114,700)     (81,200)
      Foreign taxes                               (66,900)        (7,400)      (5,400)
      Foreign sales corporation benefit           204,900           --           --
      Litigation settlement                      (861,800)          --           --
      Other                                       174,000        278,900       (1,000)
      Change in valuation allowance             1,856,400      1,078,300      547,900
- -------------------------------------------------------------------------------------
        Benefit (provision) for income taxes   $  877,300    $   214,300    $(187,000)
- -------------------------------------------------------------------------------------

For income tax purposes at June 30, 1996, the Company has net operating loss carryforwards available to reduce future income of approximately $650,000 and tax credit carryforwards of approximately $500,000. The net operating loss and tax credit carryforwards expire in varying amounts in the years 2002 through 2007. The net operating losses are subject to limitations under section 382 of the Internal Revenue Code. This limitation requires that the net operating loss be absorbed gradually over the period 1996 through 1998. The Company expects to utilize the full amount of its net operating loss and credit carryforwards.

(12) EMPLOYEE BENEFIT PLAN

In July 1987, the Company adopted a tax-qualified employee savings and retirement plan under Internal Revenue Code Section 401(k) ("Plan"), covering all of the Company's employees following three months of service and attainment of the age of 18. Participants may elect to contribute to the Plan up to the lesser of the statutorily prescribed annual limit or 20% of their pre-tax compensation. The Plan permits, but does not require, additional matching contributions by the Company on behalf of all participants in the Plan. Effective January 1, 1996 the Company began matching one half of each employee's contribution up to 3% of their salary. For fiscal 1996, the Company made matching contributions of $102,800 to the Plan.

(13) SETTLEMENT OF LITIGATION

On May 7, 1996, the Company reached settlement with KLA Instruments Corporation of litigation initiated by KLA in December, 1993, which alleged that the Company had failed to abide with the Massachusetts Business Corporation Law and its Articles of Organization in connection with the refinancing and recapitalization of the Company during the period June through August 1993. Under the terms of the noncash settlement, the Company issued 119,202 shares of Micrion common stock in exchange for the release of all claims in the litigation, and recorded the related expense of $2,684,500 in the fiscal 1996 fourth quarter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(14) UNAUDITED INTERIM FINANCIAL INFORMATION

Quarterly financial information is as follows:
(in thousands, except per share data)

For the quarters ended              September 30,   December 31,     March 31,      June 30,
- --------------------------------------------------------------------------------------------

Year ended June 30, 1996
  Revenues                               $ 8,570        $ 8,872       $ 9,715       $12,379
  Gross profit                             2,904          3,291         3,679         5,150
  Net income                                 486            580           446           491
  Net income per share                       .12            .15           .11           .11
Year ended June 30, 1995

  Revenues                               $ 6,088        $ 6,549       $ 7,925       $ 8,206
  Gross profit                             2,363          2,469         2,664         3,230
  Net income                                 571            576           710         1,362
  Net income per share                       .19            .17           .18           .34
- --------------------------------------------------------------------------------------------

Note: Due to rounding, some totals may not add.

(15) SUBSEQUENT EVENT

Subsequent to June 30, 1996, two actions were filed against the Company and certain of its officers and directors. Each suit purports to be brought on behalf of a class of purchasers of the Company's common stock from April 26, 1996 through June 21, 1996. The complaints assert claims under the federal securities laws. The litigation is at the preliminary stage, and discovery has not commenced. While the ultimate outcome of these actions is uncertain, it is the opinion of management that the claims are wholly without merit and the Company will vigorously defend these actions.