Form 10-K405, Exhibit 13
period 1997-06-30
MICRION CORP /MA/
filed 1997-09-26
CIK 919646

                                                                   Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS   of Financial Condition and Results of
Operations

Results of Operations

For the year ended June 30, 1997, the Company reported record revenues and income from operations, reflecting the continued increase in the acceptance of Focused Ion Beam ("FIB") systems by semiconductor manufacturers and other manufacturers outside of the semiconductor industry. Total revenues increased 42% and income from operations increased 39% as compared to the year ended June 30, 1996.

The following table summarizes the Company's historical results of operations as a percentage of total sales for fiscal 1997, 1996 and 1995:

                                                   1997         1996        1995
                                                   ----         ----        ----
Total revenue                                      100%         100%        100%
Gross profit                                        38           38          37
Selling, general and administrative                 19           18          18
Research and development                            10           11          10
                                                   ---          ---         ---
Total operating expenses                            29           29          28
Income from operations                               9            9           9
Other (expense) income, net                         (1)          (6)          1
Income tax (expense) benefit                        (3)           2           1
                                                   ---          ---         ---
Net income                                           5%           5%         11%
                                                   ===          ===         ===

Fiscal 1997 Compared to Fiscal 1996

Revenues. Total revenues increased by 42% to $56.0 million for the year ended June 30, 1997 from $39.5 million for the same period ended June 30, 1996. The increase was primarily due to increased product revenues as a result of increased sales of FIB systems.

Product revenues consist of revenues from the sale of systems, spare and replacement parts and services provided with respect to systems. Product revenues increased 43% to $54.8 million for the year ended June 30, 1997 as compared to $38.3 million for the same period ended June 30, 1996. The increase was due to increased sales of FIB systems resulting from increased spending by semiconductor manufacturing companies and continued market acceptance of Micrion's FIB products, particularly the MicroMill HT head trimming systems used by disk drive manufacturers and the FlipChip FIB systems used by semiconductor manufacturers.

Contract revenues decreased 7% to $1.16 million for the year ended June 30, 1997 from $1.25 million for the same period ended June 30, 1996. The decrease was due to the reduction of spending on a government contract during fiscal 1997. The Company expects research and development contract revenue to decrease in the future and not be a significant part of total revenues. Also, the Company expects a higher proportion of contract revenues to be derived from government contracts in the future, which will yield a lower gross margin.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross Profit. Total gross profit increased 41% to $21.2 million for the year ended June 30, 1997 from $15.0 million for the same period ended June 30, 1996. This increase was primarily due to an increased number of shipments of FIB systems during fiscal 1997.

The Company's gross margin varies due to the product mix, distribution channels and geographical location of customers. Gross profit on product revenues increased 40% to $21.0 million for the year ended June 30, 1997 from $15.0 million for the same period ended June 30, 1996. The increase was primarily due to the higher number of FIB system sales. The gross margin on product revenues decreased to 38% for the year ended June 30, 1997 from 39% for the year ended June 30, 1996.

Gross profit on contract revenues increased to $.19 million for the year ended June 30, 1997 as compared to $.005 million for the same period ended June 30, 1996. The increase is due to a higher mix of commercial contract revenues during the period, which generally yield a higher profit margin. The Company's gross margin on contract revenues increased to 17% for the year ended June 30, 1997 from .4% for the year ended June 30, 1996. The increase was due to a higher mix of contract revenues from commercial entities during the period.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 46% to $10.5 million for the year ended June 30, 1997 from $7.2 million for the same period ended June 30, 1996. The increase is primarily attributable to additional personnel in sales, applications support, customer support for an expanded installed base of FIB systems, and field service for expanded operations in Japan and Europe, and to the installation of a customer call center.

Research and Development Expense. The Company's research and development expense increased 36% to $5.8 million for the year ended June 30, 1997 from $4.2 million for the same period ended June 30, 1996. This increase was due to the Company's additional development activity for new products and enhancements and an increase in the number of engineering and research employees during the year. Research and development expense as a percentage of total revenues decreased to 10% for the year ended June 30, 1997 from 11% for the same period ended June 30, 1996.

Other Income and Expense. Other income and expense for the year ended June 30, 1997 consists primarily of interest expense on the bank line of credit and capital lease borrowings. Also, interest income decreased to $.16 million for the period ended June 30, 1997 from $.22 million for the same period ended June 30, 1996. The decrease is primarily due to a lower average cash position during the period.

Income Tax Expense. The Company's effective tax rate for fiscal 1997 was 35%.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Research and Development Expense. The Company's research and development expense increased 45% to $4.2 million for the year ended June 30, 1996 from $2.9 million for the same period ended June 30, 1995. This increase was due to the Company's additional development activity for new products and enhancements and an increase in the number of engineering and research employees during the year. Research and development expense as a percentage of total revenues increased to 11% for the year ended June 30, 1996 from 10% for the same period ended June 30, 1995.

Other Income and Expense. Other income and expense for the year ended June 30, 1996 consists primarily of a one-time settlement charge of $2.7 million relating to the negotiated settlement with KLA Instruments Corporation. Under the terms of the non-cash settlement, the Company issued 119,202 shares of Micrion common stock for dismissal of all claims filed in the litigation. Also, interest income decreased to $.22 million for the period ended June 30, 1996 from $.39 million for the same period ended June 30, 1995. The decrease is primarily due to a lower cash position during the period.

Income Tax Benefit. Income tax benefit in fiscal 1996 reflects the reduction in the valuation reserve for deferred tax assets. The reduction in the valuation reserve resulted in the recognition of net deferred tax assets of $1,346,400 during the fourth quarter of fiscal 1996. The Company continuously re-evaluates the recoverability of deferred tax assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

The Company had $2.7 million in cash and cash equivalents at June 30, 1997, an increase of $.6 million from June 30, 1996.

In fiscal 1997, net cash used by operating activities amounted to $3.0 million, primarily to fund increases in accounts receivable and inventories due to increased revenues and customer demand for the Company's FIB systems. The increase in accounts receivable and inventories was partially offset by increases in accounts payable and accrued expenses.

Investment activities in fiscal 1997 used $3.0 million, consisting primarily of capital expenditures related to customer support, research and development, manufacturing, administrative functions and a new demonstration facility for the Company's products.

Net cash provided by financing activities in fiscal 1997 was $6.6 million and consisted primarily of proceeds from net borrowings from the Company's bank line of credit and the lease line of credit used to fund capital purchases. At June 30, 1997, the Company had total debt outstanding of $8.9 million which is comprised of $6.9 million related to the bank line of credit and $2.0 million related to capitalized lease obligations.

The Company's existing bank line of credit provides for borrowings of up to $10.0 million. The bank line of credit expires on December 1, 1997 and is unsecured. See Note 16 of the Notes to Consolidated Financial Statements.

The Company believes that existing cash balances, together with its available and expected lines of credit, will be sufficient to finance the Company's operations and meet its foreseeable cash requirements at least through fiscal 1998.

Other

At June 30, 1997, the Company had available for financial statement and federal income tax purposes tax credit carryforwards of approximately $485,000. The tax credit carryforwards expire in varying amounts in the years 2002 through 2007. See Note 11 of the Notes to Consolidated Financial Statements.

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

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." SFAS 128 establishes a different method of computing earnings per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS 128, the Company will be required to present both basic earnings per share and diluted earnings per share. Basic earnings per share is expected to be higher than the currently presented earnings per share as the effect of dilutive stock options will not be considered in computing basic earnings per share. The Company plans to adopt SFAS 128 in its fiscal quarter ending December 31, 1997 and at that time all historical earnings per share data presented will be restated to conform to the provisions of SFAS 128.

In June 1997, the Financial Accounting Standards Board issued Statement 130 (SFAS 130), "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Under this concept, all revenues, expenses, gains and losses recognized during the period are included in income, regardless of whether they are considered to be results of operations of the period. SFAS 130, which becomes effective for the Company in its fiscal year ending June 30, 1999, is not expected to have a material impact on the consolidated financial statements of the Company.