Form 10-K405, Exhibit 13
period 1997-06-30
MICRION CORP /MA/
filed 1997-09-26
CIK 919646

                                                                    Exhibit 13.2
INDEPENDENT AUDITORS' REPORT

The Board of Directors
Micrion Corporation:

We have audited the accompanying consolidated balance sheets of Micrion Corporation and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Micrion Corporation and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Boston, Massachusetts
July 30, 1997

CONSOLIDATED BALANCE SHEETS

                                                                                         June 30,
                                                                               ----------------------------
                                                                                  1997             1996
                                                                               -----------     ------------
ASSETS (note 16)
Current assets:
         Cash and cash equivalents                                             $ 2,676,500     $  2,081,200
         Accounts receivable (notes 3, 9 and 10)                                18,755,200       11,105,500
         Inventories (note 4)                                                   24,986,200       22,481,400
         Prepaid expenses and other current assets                                 668,200          627,100
         Net deferred income taxes (note 11)                                     1,367,200        1,816,200
                                                                               -----------     ------------
                  Total current assets                                          48,453,300       38,111,400
                                                                               -----------     ------------

Property and equipment, net (notes 5 and 7)                                      5,821,000        3,234,600
Other assets, net                                                                  109,500          224,800
                                                                               -----------     ------------
                  Total assets                                                 $54,383,800     $ 41,570,800
                                                                               ===========     ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
         Accounts payable                                                        7,029,900        6,472,700
         Accrued expenses                                                        4,575,100        2,834,900
         Accrued warranty expenses                                               1,211,600        1,253,000
         Current installments of obligations under capital leases (note 7)         658,700          245,100
         Note payable to bank (notes 6 and 16)                                   6,855,000          340,000
         Customer deposits and deferred income                                     251,000          389,200
                                                                               -----------     ------------
                  Total current liabilities                                     20,581,300       11,534,900
                                                                               -----------     ------------

Obligations under capital leases, net of current installments (note 7)           1,354,600          779,100

Commitments and contingencies (notes 7 and 14)

Stockholders' equity (notes 8 and 16):
         Preferred stock, no par value; authorized 5,000,000 shares                     --               --
         Common stock, no par value; authorized 12,300,000 shares               31,551,000       31,426,800
         Retained earnings (accumulated deficit)                                   876,600       (2,172,600)
         Other equity                                                               20,300            2,600
                                                                               -----------     ------------
                  Total stockholders' equity                                    32,447,900       29,256,800
                                                                               -----------     ------------
                  Total liabilities and stockholders' equity                   $54,383,800     $ 41,570,800
                                                                               ===========     ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

                                                                                   For the years ended June 30,
                                                                         ------------------------------------------------
                                                                             1997              1996              1995
                                                                         ------------      ------------      ------------
Revenues:
         Product revenues (notes 9 and 10)                               $ 54,822,700      $ 38,290,000      $ 26,396,600
         Contract revenues                                                  1,156,600         1,246,200         2,371,600
                                                                         ------------      ------------      ------------
                  Total revenues                                           55,979,300        39,536,200        28,768,200
                                                                         ------------      ------------      ------------

Cost of revenues:
         Cost of product revenues                                          33,782,700        23,270,100        16,036,300
         Cost of contract revenues                                            962,400         1,241,700         2,006,200
                                                                         ------------      ------------      ------------
                  Total cost of revenues                                   34,745,100        24,511,800        18,042,500
                                                                         ------------      ------------      ------------

         Gross profit                                                      21,234,200        15,024,400        10,725,700

Operating expenses:
         Selling, general and administrative expenses                      10,449,500         7,179,000         5,134,100
         Research and development expenses                                  5,775,800         4,234,500         2,925,300
                                                                         ------------      ------------      ------------
                  Total operating expenses                                 16,225,300        11,413,500         8,059,400
                                                                         ------------      ------------      ------------

                  Income from operations                                    5,008,900         3,610,900         2,666,300

Other (expense) income:
         Litigation settlement expense (note 13)                                 --          (2,684,500)             --
         Interest income                                                      158,000           223,300           388,000
         Interest expense                                                    (471,600)          (93,300)          (21,800)
         Other                                                                  2,500            70,400           (30,300)
                                                                         ------------      ------------      ------------
                  Total other (expense) income                               (311,100)       (2,484,100)          335,900
                                                                         ------------      ------------      ------------

                  Income before (provision) benefit for income taxes        4,697,800         1,126,800         3,002,200

(Provision) benefit for income taxes (note 11)                             (1,648,600)          877,300           214,300
                                                                         ------------      ------------      ------------

         Net income                                                      $  3,049,200      $  2,004,100      $  3,216,500
                                                                         ============      ============      ============

Earnings per share:                                                      $        .72      $        .49      $        .91
                                                                         ============      ============      ============

Weighted average common and
         common equivalent shares outstanding                               4,218,800         4,077,200         3,535,000
                                                                         ============      ============      ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          Retained
                                             Common stock                 earnings         Other             Total
                                      ---------------------------     (accumulated        equity     stockholders'
                                         Shares            Amount         deficit)     (deficit)            equity
                                      ---------      ------------     ------------     ---------     -------------
Balance, June 30, 1994                2,764,708      $ 17,760,300     $(7,393,200)     $(98,200)     $ 10,268,900

Issuance of common stock
         pursuant to follow-on
         offering, net of costs       1,000,000        11,054,900              --            --        11,054,900

Repurchase of common stock               (3,382)             (800)             --            --              (800)

Conversion of warrants to
         common stock                   140,000                --              --            --                --

Effect of foreign currency
         translation                         --                --              --        36,700            36,700

Decrease in loans to
         shareholders                        --                --              --        19,000            19,000

Amortization of unearned
         compensation (note 8)               --                --              --        41,800            41,800

Net income                                   --                --       3,216,500            --         3,216,500
                                      ---------      ------------     -----------      --------      ------------
Balance, June 30, 1995                3,901,326        28,814,400      (4,176,700)         (700)       24,637,000

Issuance of common stock
         pursuant to employee
         stock purchase plan              6,536            58,800              --            --            58,800

Issuance of common stock
         pursuant to employee
         stock option plan                1,750            19,100              --            --            19,100

Issuance of common stock
         pursuant to settlement
         of litigation (note 13)        119,202         2,534,500              --            --         2,534,500

Effect of foreign currency
         translation                         --                --              --       (45,500)          (45,500)

Decrease in loans to
         shareholders                        --                --              --        33,000            33,000

Amortization of unearned
         compensation (note 8)               --                --              --        15,800            15,800

Net income                                   --                --       2,004,100            --         2,004,100
                                      ---------      ------------     -----------      --------      ------------
Balance, June 30, 1996                4,028,814        31,426,800      (2,172,600)        2,600        29,256,800

Issuance of common stock
         pursuant to employee
         stock purchase plan             10,217           107,400              --            --           107,400

Issuance of common stock
         pursuant to employee
         stock option plan                1,531            16,800              --            --            16,800

Effect of foreign currency
         translation                         --                --              --        13,700            13,700

Amortization of unearned
         compensation (note 8)               --                --              --         4,000             4,000

Net income                                   --                --       3,049,200            --         3,049,200
                                      ---------      ------------     -----------      --------      ------------
Balance, June 30, 1997                4,040,562      $ 31,551,000     $   876,600      $ 20,300      $ 32,447,900
                                      =========      ============     ===========      ========      ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the years ended June 30,
                                                              -----------------------------------------------
                                                                     1997              1996              1995
                                                              -----------      ------------      ------------
Cash flows from operating activities:
         Net income                                           $ 3,049,200      $  2,004,100      $  3,216,500
         Adjustments to reconcile net income to net cash
           used by operating activities:
             Depreciation and amortization                      1,596,400           795,800           555,800
             Unearned compensation                                  4,000            15,800            41,800
             Decrease (increase) in deferred income taxes         448,800        (1,346,400)         (469,800)
             Litigation settlement                                     --         2,534,500                --
             Changes in operating assets and liabilities:
               Accounts receivable                             (7,653,800)       (1,380,500)       (6,256,400)
               Inventories                                     (2,505,200)      (11,908,000)       (5,584,300)
               Prepaid expenses and other current assets          (41,900)         (361,600)         (133,400)
               Accounts payable                                   557,200         3,198,000         1,691,100
               Accrued expenses                                 1,679,000         1,233,100            46,900
               Accrued warranty expenses                          (34,500)          717,600            84,100
               Customer deposits and deferred income             (138,000)           33,500           177,500
                                                              -----------      ------------      ------------
         Net cash used by operating activities                 (3,038,800)       (4,464,100)       (6,630,200)
                                                              -----------      ------------      ------------
Cash flows from investing activities:
         Purchase of property and equipment                    (2,914,900)       (1,705,000)         (769,200)
         Increase in other assets                                 (42,000)           (1,100)          (35,600)
                                                              -----------      ------------      ------------
         Net cash used by investing activities                 (2,956,900)       (1,706,100)         (804,800)
                                                              -----------      ------------      ------------
Cash flows from financing activities:
         Proceeds from capital lease obligations                  494,400         1,106,600                --
         Repayments of capital lease obligations                 (564,000)         (147,700)          (39,300)
         Net borrowings from line of credit                     6,515,000           340,000                --
         Proceeds from sale of common stock, net                  124,000            77,900        11,054,900
         Repurchase of common stock, net                               --                --              (800)
                                                              -----------      ------------      ------------
         Net cash provided by financing activities              6,569,400         1,376,800        11,014,800
                                                              -----------      ------------      ------------
Effect of exchange rate changes on cash                            21,600            23,500            33,200
                                                              -----------      ------------      ------------
Increase (decrease) in cash and cash equivalents                  595,300        (4,769,900)        3,613,000
                                                              -----------      ------------      ------------
Cash and cash equivalents, beginning of year                    2,081,200         6,851,100         3,238,100
                                                              -----------      ------------      ------------
Cash and cash equivalents, end of year                        $ 2,676,500      $  2,081,200      $  6,851,100
                                                              ===========      ============      ============
Summary of noncash financing transactions:
         Fixed assets acquired under capital lease            $ 1,058,500      $    689,300      $         --
                                                              ===========      ============      ============
Supplemental disclosures of cash flow information:
         Cash paid during the year for:
         Interest                                             $   440,000      $     56,400      $     19,400
                                                              ===========      ============      ============
         Income taxes                                         $   953,000      $    154,100      $    239,700
                                                              ===========      ============      ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                June 30, 1997 and 1996


1) Nature of Business

Micrion Corporation (the 'Company') and its subsidiaries are engaged in the development, production and marketing of capital equipment used in the manufacturing and processing of semiconductor and other high technology devices.

2) Summary of Significant Accounting Policies

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

(c) Revenue
Recognition Product revenues are recorded at the time of factory acceptance by the customer, with the exception of certain systems with significant engineering costs, which are accounted for under the percentage-of-completion accounting method. Sales of spare parts are recorded at the time of shipment and maintenance service revenues are billed in advance as deferred revenue and are recognized as the service is performed.

Contract revenues are accounted for under the percentage-of-completion accounting method. Losses are recognized in full when they become known.

(d) Property and Equipment
Property and equipment is stated at cost. Depreciation and amortization of property and equipment, leasehold improvements and assets under capital leases are provided by straight-line or accelerated methods over the estimated useful lives of the respective assets as follows:

  Furniture and fixtures                                            7 - 10 years
  Computer, engineering and production equipment                    3 - 7 years
  Sales demonstration systems                                       5 years
  Leasehold improvements                                            5 - 10 years
  Property under capital leases                                     3 - 5 years

License fees, which are included in other assets, are amortized using the straight-line method over their estimated useful life, generally five years.

In accordance with Financial Accounting Standards Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) New Accounting Pronouncement
In 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which established financial accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, the adoption of SFAS 123 was not material to the Company's financial condition or results of operations. However, the pro forma impact on net income has been disclosed in the Notes to Consolidated Financial Statements as required by SFAS 123.

(f) Research and Development
Expenditures for research and development are charged against operations as incurred. For the years ended June 30, 1997, 1996 and 1995, aggregate research and development costs were $6,439,300, $5,132,100 and $4,531,700, respectively, including $663,500, $897,600 and $1,606,400, respectively, of costs recovered under research and development contracts.

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

(h) Foreign Currency Translation
Assets and liabilities of the Company's foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at average rates in effect during the period. The resulting translation adjustment is reflected within other equity on the consolidated balance sheets. Transaction gains and losses are reflected in the consolidated statements of operations and are immaterial.

(i) Earnings per Share
Earnings per share is computed based on the weighted average number of equivalent shares of the Company's common stock outstanding during each period, giving effect to stock options and warrants considered to be dilutive. Fully diluted earnings per share is not significantly different from primary earnings per share amounts. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." SFAS 128 establishes a different method of computing earnings per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS 128, the Company will be required to present both basic earnings per share and diluted earnings per share. Basic earnings per share is expected to be higher than the currently presented earnings per share as the effect of dilutive stock options will not be considered in computing basic earnings per share. The Company plans to adopt SFAS 128 in its fiscal quarter ending December 31, 1997 and at that time all historical earnings per share data presented will be restated to conform to the provisions of SFAS 128.

(j) Cash Equivalents
Cash equivalents consist of short-term investments with original maturities of three months or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(m) Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3) Accounts Receivable

Accounts receivable consist of:

                                                                           June 30,
                                                                 ---------------------------
                                                                        1997            1996
                                                                 -----------     -----------
Trade accounts                                                   $15,655,400     $ 9,787,600
Billed:
         Product revenues with significant engineering costs              --         180,500
         Research and development contracts in progress              190,700          86,100
Unbilled:
         Product revenues with significant engineering costs       2,791,000         936,400
         Research and development contracts in progress              118,100         114,900
                                                                 -----------     -----------
         Total receivables                                       $18,755,200     $11,105,500
                                                                 ===========     ===========

4) Inventories

Inventories consist of:

                                                              JUNE 30,
                                                    ----------------------------
                                                           1997             1996
                                                    -----------      -----------
Raw materials and manufactured parts, net           $14,429,800      $10,081,800
Work in process                                       8,863,600       11,157,900
Finished goods                                        1,692,800        1,241,700
                                                    -----------      -----------
         Total inventories                          $24,986,200      $22,481,400
                                                    ===========      ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5) Property and Equipment

Property and equipment consists of:

                                                              June 30,
                                                   -----------------------------
                                                           1997             1996
                                                   ------------      -----------
Furniture and fixtures                             $    708,400      $   623,300
Computer, engineering and production equipment        5,872,400        3,822,500
Sales demonstration systems                             345,200          345,200
Leasehold improvements                                  536,900          242,800
Property under capital lease                          3,473,300        1,884,300
                                                   ------------      -----------
                                                     10,936,200        6,918,100
Accumulated depreciation and amortization            (5,115,200)      (3,683,500)
                                                   ------------      -----------

         Net property and equipment                $  5,821,000      $ 3,234,600
                                                   ============      ===========

At June 30, 1997 and 1996, accumulated amortization for property under capital lease was $1,494,100 and $878,500 respectively.

6) Indebtedness

On October 21, 1994, the Company entered into a line of credit agreement with Fleet Bank, N.A. which provided for borrowings up to $3.0 million. Amounts borrowed bore interest at the bank's prime rate. On November 17, 1995, the Company modified the line of credit to provide borrowings up to $5.0 million. Amounts borrowed bore interest at the bank's prime rate. On May 16, 1996, the Company entered into a second modification of the line of credit agreement to provide borrowings up to $10.0 million. Amounts borrowed bear interest at the bank's prime rate (8.5% at June 30, 1997). The line of credit expires on December 1, 1997 (See Note 16 of the Notes to Consolidated Financial Statements). At June 30, 1997 and 1996, $6,855,000 and $340,000, respectively, were outstanding against the line of credit.

7) Leases

The Company occupies facilities under operating leases. During fiscal 1995, the Company's headquarters lease was renegotiated with the expiration date extended to February 2005. During fiscal 1997, the Company entered into a second operating lease, expiring in July 2001, to expand its manufacturing capacity. Rent expense was approximately $832,500, $592,900 and $347,000 for the years ended June 30, 1997, 1996 and 1995, respectively. Capital lease obligations consist of amounts due under equipment leases expiring in fiscal 2001. Property under capital lease consists primarily of computers, engineering equipment, marketing demonstration systems and related software.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 1997, future minimum lease payments under these noncancelable agreements are as follows:

                                                                              Capital       Operating
Year ending June 30:                                                            lease          leases
--------------------                                                      -----------      ----------
         1998                                                             $   770,600      $  803,400
         1999                                                                 731,800         775,500
         2000                                                                 583,100         775,500
         2001                                                                 116,300         531,100
         2002-2005                                                                 --       1,846,000
                                                                          -----------      ----------
         Minimum future lease payments                                      2,201,800      $4,731,500
Less amounts representing interest                                           (188,500)     ==========
                                                                          -----------
         Present value of minimum future lease payments                     2,013,300
Less current installments                                                    (658,700)
                                                                          -----------
         Obligations under capital lease, net of current installments     $ 1,354,600
                                                                          ===========

In addition, the Company is responsible for additional operating expenses incurred by the lessor under the operating lease. Such expenses are approximately $185,000, annually.

8) Stockholders' Equity

(a) Preferred Stock
On March 31, 1994, the stockholders approved the creation of a new undesignated class of preferred stock consisting of 5,000,000 shares, no par value. No shares of this class of preferred stock have been issued as of June 30, 1997.

(b) Common Stock
In August 1993, the Board of Directors voted to adopt the 1993 Common Stock Incentive Plan which provides for the award of up to 500,000 shares of common stock to key employees and consultants. As of June 30, 1997, 429,698 shares of stock have been awarded. The shares vest over a period of two to five years depending on the employee's years of service with the Company. For the years ended June 30, 1997, 1996 and 1995, the Company recorded $4,000, $15,800 and $41,800 respectively, as compensation expense in connection with this award.

On May 18, 1994, the Company completed its initial public offering ('IPO') by issuing 1,000,000 shares of common stock at $5.50 per share, and proceeds, net of underwriters' commissions and other expenses, amounted to $4,679,400. In conjunction with the IPO, the Company issued warrants to the underwriters for the purchase of an aggregate of 100,000 shares of common stock at a price of $6.60 per share. The warrants are exercisable beginning May 10, 1995 through May 10, 1999.

On December 7, 1994, the Company completed a follow-on public offering of 1,000,000 shares of common stock at $12.00 per share, and proceeds, net of underwriters' commissions and other expenses, amounted to $11,054,900. Concurrent with completion of this offering, 160,000 warrants issued in July 1993 were exercised on a net issue basis.

(c) Stock Options
On May 8, 1990, the Company adopted the 1990 Nonqualified Stock Option Plan. Four hundred eighty-five (485) shares of common stock are reserved for issuance under this plan. At June 30, 1997, 390 options to purchase common stock at $30 per share were outstanding, all of which are exercisable. There has been no activity under the plan in fiscal 1997, 1996 and 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Stock option transactions for the Omnibus Stock Plan were as follows:

                                                                   Weighted average
                                                Shares of         exercise price of
                                             common stock         shares under plan
                                             ------------         -----------------
Outstanding at June 30, 1994                          390                  $  30.00
                                                  -------                  --------
Granted                                           163,000                     11.05
Exercised                                              --                        --
Canceled                                               --                        --
                                                  -------                  --------
Outstanding at June 30, 1995                      163,390                     11.09
                                                  -------                  --------
Granted                                           240,000                     10.65
Exercised                                          (1,750)                    10.91
Canceled                                             (875)                    10.75
                                                  -------                  --------
Outstanding at June 30, 1996                      400,765                     10.83
                                                  -------                  --------
Granted                                            63,000                     10.00
Exercised                                          (1,531)                    10.95
Canceled                                           (1,219)                    10.93
                                                  -------                  --------
Outstanding at June 30, 1997                      461,015                  $   9.35
                                                  -------                  --------

The following statement summarizes information concerning currently outstanding and exercisable options as of June 30, 1997:

                        OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
-----------------------------------------------------------------   ----------------------------
                                Weighted average
                                       remaining         Weighted                       Weighted
       Range of        Number   contractual life          average        Number          average
exercise prices   outstanding            (years)   exercise price   exercisable   exercise price
---------------   -----------   ----------------   --------------   -----------   --------------
  $09.50-$10.75     295,875                 8.55        $  10.42       115,375         $  10.51
  $10.76-$20.00     164,750                 7.52           11.19       110,125            11.07
  $20.01-$30.00         390                 2.80           30.00           390            30.00
                    -------                                            -------
                    461,015                                            225,890
                    -------                                            -------

On November 17, 1994, the Company's stockholders approved the 1994 Non-Employee Director Stock Option Plan (the 'Director Plan'). The Director Plan provides for the issuance of a maximum amount of 50,000 shares of common stock pursuant to the grant of stock options to eligible directors of the Company at an exercise price equal to the fair market value of the common stock on the date of grant. As of June 30, 1997, 30,000 options have been granted under this plan at a weighted average exercise price of $14.46 per share, of which 18,125 shares were exercisable and none of which have been exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option and employee stock purchase plans. Accordingly, no compensation expense has been recognized in the consolidated financial statements for such plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, "Accounting for Stock-based Compensation," the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                       1997                 1996
                                                 ----------           ----------
Net income:
     As reported                                 $3,049,200           $2,004,100
     Pro forma                                    2,571,900            1,712,500

The following assumptions were used in the calculation of these values for fiscal 1997 and 1996: volatility of 177.3%, risk free interest rate of 5.89% and expected life of 4.0 years. The effect of applying SFAS 123 as shown in the above pro forma disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

(d) Warrants

The following is a summary of all outstanding warrants to purchase common stock at June 30, 1997:

            Allowable shares            Price           Expiration
              under warrants        per share                 Date
            ----------------       ----------        -------------
                          83       $ 9,000.00        June 30, 1998
                     100,000       $     6.60         May 10, 1999

9) Marketing Agreement

In March 1988, the Company entered into a marketing agreement with a Japanese distributor, Tokyo Electron Limited ("TEL"). The agreement grants TEL the right to market, distribute, sell and service in Japan the Company's focused ion beam wafer modification equipment and flat panel display laser repair equipment. The agreement will remain in force unless terminated by mutual written agreement or 60 days written notice by either party. For the years ended June 30, 1997, 1996 and 1995, sales of $8,321,500, $8,044,700 and $7,010,600, respectively, were made to TEL. At June 30, 1997 and 1996, receivables of $2,151,000 and $818,100, respectively, were due.

10) Geographic and Customer Information

The following summarizes the geographic distribution of the Company's revenues:

                                           For the years ended June 30,
                                   ---------------------------------------------
TOTAL REVENUE:                            1997             1996             1995
                                   -----------      -----------      -----------
North America                      $20,363,600      $12,402,200      $10,731,900
Far East exports                    29,158,300       23,260,800       16,215,700
Other foreign exports                6,457,400        3,873,200        1,820,600
                                   -----------      -----------      -----------
         Total revenues            $55,979,300      $39,536,200      $28,768,200
                                   ===========      ===========      ===========

For the years ended June 30, 1997, 1996 and 1995, three, two and three customers, respectively, accounted for 50%, 55% and 55%, respectively, of total revenues. At June 30, 1997, the three customers accounted for 31% of total accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11) Income Taxes

The components of the net deferred tax assets recognized in the consolidated balance sheets are as follows:

                                                            June 30,
                                                 ------------------------------
                                                        1997               1996
                                                 -----------        -----------
Deferred tax assets                              $ 1,583,300        $ 1,834,500
Deferred tax liabilities                            (216,100)           (18,300)
                                                 -----------        -----------
         Net deferred tax assets                 $ 1,367,200        $ 1,816,200
                                                 ===========        ===========

The approximate tax effect of temporary differences and tax credit carryforwards is as follows:

                                                              June 30,
                                                   -----------------------------
DEFERRED TAX ASSETS                                      1997               1996
                                                   ----------         ----------
Net operating loss carryforwards                   $       --         $  218,700
Reserves                                            1,098,600          1,063,500
Tax credit carryforwards                              484,700            552,300
                                                   ----------         ----------
         Deferred tax assets                       $1,583,300         $1,834,500
                                                   ==========         ==========

The deferred tax liabilities relate to property, plant and equipment, principally the difference between book and tax depreciation expense.

The amount recorded as net deferred tax assets as of June 30, 1997 represents the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company believes that the net deferred tax asset of $1,367,200 at June 30, 1997 will more likely than not be realized in the carryforward period using anticipated results from operations. The Company continually re-evaluates the recoverability of deferred tax assets.

The components of the (provision) benefit for income taxes are as follows:

                                                For the years ended June 30,
                                         -------------------------------------------
                                                1997             1996           1995
                                         -----------      -----------      ---------
Federal:
    Current                              $(1,065,000)     $  (360,700)     $ (68,100)
    Deferred                                (266,700)       1,067,800        469,800
State:
    Current                                 (120,000)         (74,900)      (180,000)
    Deferred                                (182,300)         278,600             --
Foreign:
    Current                                 (14,600)          (33,500)        (7,400)
    Deferred                                      --               --             --
                                         -----------      -----------      ---------
(Provision) benefit for income taxes     $(1,648,600)     $   877,300      $ 214,300
                                         ===========      ===========      =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The actual income tax (provision) benefit differs from the "expected" income tax expense computed by applying the U.S. Federal corporate tax rate of 34% to income before (provision) benefit for income taxes as follows:

                                                                     For the years ended June 30,
                                                            ---------------------------------------------
                                                                   1997             1996             1995
                                                            -----------      -----------      -----------
Computed "expected" income tax expense                      $(1,597,300)     $  (383,100)     $(1,020,800)
(Increase) reduction in income taxes resulting from:
         State taxes, net of federal income tax benefit        (153,800)         (46,200)        (114,700)
         Foreign taxes                                          (16,400)         (66,900)          (7,400)

         Foreign sales corporation benefit                      298,500          204,900               --
         Litigation settlement                                       --         (861,800)              --
         Other                                                 (179,600)         174,000          278,900
         Change in valuation allowance                               --        1,856,400        1,078,300
                                                            -----------      -----------      -----------
                  (Provision) benefit for income taxes      $(1,648,600)     $   877,300      $   214,300
                                                            ===========      ===========      ===========

For income tax purposes, the Company has tax credit carryforwards of approximately $485,000 at June 30, 1997. The tax credit carryforwards expire in varying amounts in the years 2002 through 2007. The Company expects to utilize the full amount of its tax credit carryforwards.

12) Employee Benefit Plan

The Company has a tax-qualified employee savings and retirement plan under Internal Revenue Code Section 401(k) ('Plan'), covering all of the Company's employees following three months of service and attainment of the age of 18. Participants may elect to contribute to the Plan up to the lesser of the statutorily prescribed annual limit or 20% of their pre-tax compensation. The Plan permits, but does not require, additional matching contributions by the Company on behalf of all participants in the Plan. Effective January 1, 1996 the Company began matching one half of each employee's contribution up to 3% of their salary. For fiscal 1997 and 1996, the Company made matching contributions of $272,000 and $102,800, respectively, to the plan.

13) Settlement of Litigation

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14) Litigation

During fiscal 1997, two complaints were filed in the U.S. District Court for the District of Massachusetts against the Company and certain of its officers, which complaints were subsequently amended and consolidated. The consolidated complaint purports to be brought on behalf of a class of purchasers of the Company's common stock from April 26, 1996 through June 21, 1996. It asserts claims for violations under the federal securities laws, alleging that the Company made false and misleading statements to the public concerning the nature of its sales agreement with a customer. The Company filed a motion to dismiss the consolidated complaint for failure to state a claim. This motion was denied on April 30, 1997. The Company believes the consolidated complaint to be without merit and intends vigorously to defend itself against the claims. There can be no assurance, however, that the Company will be successful in defending this lawsuit or that money damages, if awarded, would not have a material adverse effect on the Company.

15) Unaudited Interim Financial Information

Quarterly financial information is as follows:
(in thousands, except per share data)

For the quarters ended         September 30,   December 31,    March 31,    June 30,
----------------------         -------------   ------------    ---------    --------
Year ended June 30, 1997
    Revenues                         $13,241        $13,394      $14,123     $15,221
    Gross profit                       5,269          5,550        5,217       5,198
    Net income                           982            993          542         532
    Net income per share                 .24            .24          .13         .13
Year ended June 30, 1996
    Revenues                         $ 8,570        $ 8,872      $ 9,715     $12,379
    Gross profit                       2,904          3,291        3,679       5,150
    Net income                           486            580          446         492
    Net income per share                 .12            .15          .11         .11

Note: Due to rounding, some totals may not add.

16) Subsequent Events

In July 1997, the Company entered into a secured long-term debt loan agreement with Fleet Bank, N.A. for $8,000,000. The loan is secured by the Company's assets and intellectual property. The term loan bears interest at the bank's prime rate plus 1.5% (10% at June 30, 1997). The agreement with the bank calls for eight quarterly payments of $1,000,000 starting in the quarter ended September 30, 1998 through the quarter ended June 30, 2000. The proceeds were used to pay down a portion of the then outstanding balance on the line of credit. Also, the bank extended the expiration of the current line of credit to December 1, 1998.

On July 23, 1997, the Company's Board of Directors adopted a Shareholders Rights Plan which is intended to protect shareholders against abusive or coercive tactics, such as partial tender offers and acquisition of control without paying all shareholders a fair value for their shares. The adoption of this plan was not a response by the Company to any takeover offer, either real or anticipated.